Exhibit 4.93

Certain identified information marked with “[***]” has been omitted from this document because it is both (i) not material and (ii) the type that the registrant treats as private or confidential.

Agreement No. PS22-019

IMPORTER AGREEMENT

BETWEEN

Polestar Performance AB

AND

Volvo Car USA LLC

PS22-019

This importer agreement (“Importer Agreement”) is made effective as of 21 June 2022 by and between

Polestar Performance AB, a company organized and existing under the laws of Sweden, having its principal place of business at Assar Gabrielssons Väg 9, 405 31 Gothenburg, Sweden (“Seller”)

and

Volvo Cars USA LLC, a Delaware limited liability company, having its principal place of business at 1800 Volvo Place, Mahwah, NJ 07430, USA (“Importer”).

Each of Seller and Importer is hereinafter referred to as a “Party” and jointly as the “Parties”.

BACKGROUND:

A.	Seller is engaged in the design, research and development, manufacturing, marketing, sales, and distribution of Polestar Vehicles (as hereinafter defined).

B.	Importer has experience and expertise in importation, and sale of passenger cars in the Territory (as defined below).

C.	Seller wishes to engage Importer as importer of Polestar Vehicles in the Territory and Importer wishes to import Polestar Vehicles in the Territory.

NOW, THEREFORE, SELLER AND IMPORTER AGREE:

1.	Definitions

1.1.

“Affiliate” means any other legal entity that, directly or indirectly, is controlled by Volvo Car Corporation or Polestar Holding AB; and control means the possession, directly or indirectly, by agreement or otherwise, of (i) at least 50% of the voting stock, partnership interest or other ownership interest, or (ii) the power (a) to appoint or remove a majority of the board of directors or other governing body of an entity, or (b) to cause the direction of the management of an entity.

1.2.

“Base Warranty” means the standard warranty in place for the sale of new Polestar cars as per Polestar’s standard terms and conditions for the prevailing number of years of warranty that the Distributor provides for new Polestar cars.

1.3.

“Confidential Information” means any and all non-public information regarding the Parties and their respective businesses, whether commercial or technical, in whatever form or media, including but not limited to the existence, content and subject matter of this Importer Agreement, information relating to intellectual property rights, concepts, technologies, processes, commercial figures, techniques, algorithms, formulas, methodologies, know-how, strategic plans and budgets, investments, customers and sales, designs, graphics, CAD models, CAE data, statement of works (including engineering statement of works and any high level specification), targets, test plans/reports, technical performance data and engineering sign-off documents and other information of a sensitive nature, that a Party learns from or about the other Party prior to or after the execution of this Importer Agreement.

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1.4.	“Distributor” means Polestar Automotive USA Inc., a wholly owned subsidiary of Seller.

1.5.	“Extended Service Plan” (ESP) means an extension of the Base Warranty with one or two years.

1.6.

“Extended Warranty” means the extended warranty in place for the sale of new Polestar cars for the prevailing number of years of warranty that the Distributor provides for new Polestar cars sales with an extended warranty.

1.7.

“Field Service Action” means repairs resulting from safety recall campaigns for specific defaults that could influence vehicle’s safety, and repairs or damages resulting from premature deterioration of parts condition, which could have a negative impact of Polestar’s image.

1.8.

“Goodwill (AWA) Warranty” means the partial or full coverage of repair costs for customer cases where the vehicle Base Warranty has expired. The Goodwill (AWA) Warranty assists to improve customer satisfaction metrics.

1.9.	“Polestar Vehicles” means new Polestar branded cars, for resale to Distributor. For the avoidance of doubt, used cars, test cars or pre-series cars are not included.

1.10.	“Territory” means United States of America, excluding Puerto Rico.

1.11.	“Third Party” means a party other than any of the Parties and/or an Affiliate of one of the Parties to this Importer Agreement.

1.12.

“Trademarks” means trademarks (including part numbers that are trademarks), service marks, logos, trade names, business names, assumed names, trade dress and get-up, and domain names, in each case whether registered or unregistered, including all applications, registrations, renewals and the like, in each case to the extent they constitute rights that are enforceable against Third Parties.

1.13.	“Transfer Price” means the price at which Seller sells the Polestar Vehicles to Importer.

2.	Appointment

2.1.	Seller appoints Importer as an exclusive importer of Polestar Vehicles in the Territory and will supply Polestar Vehicles on the terms set out in this Importer Agreement.

2.2.	The obligation of Seller to supply Polestar Vehicles may be met by supplying Polestar Vehicles directly from or through any of Seller’s Affiliates.

3.	Undertakings of Seller

3.1.	Seller will sell Polestar Vehicles to Importer on the terms and conditions of this Importer Agreement.

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3.2.	Seller will timely, provide all information, documentation and data necessary to ensure compliance with all applicable laws and regulations for import into the Territory.

3.3.	Seller will cause Distributor to purchase the Polestar Vehicles from Importer upon entry into the Territory.

4.	Undertakings of Importer

4.1.	Importer will purchase Polestar Vehicles from Seller on the terms and conditions of this Importer Agreement.

4.2.

Importer will organize and operate an efficient import process using professional and skilled personnel, reasonably experienced for the services to be performed, in each case according to the same standard of care and professionalism that is done in Importer’s internal business and development projects and will be responsible for importation and customs clearance of Polestar Vehicles.

5.	Common undertakings of the Parties

5.1.

Neither Party may, without the express written authority of the other Party, enter into any contract, undertakings, or agreements whatsoever on behalf of the other Party. It is thus understood between the Parties that nothing herein contained will create a relationship of principal and agent or employer and employee between Seller and Importer or any of the Parties’ Affiliates.

5.2.

Neither Party is authorized to accept service of legal process, under any circumstances, on behalf of the other Party. If any legal proceedings are served on a Party due to the arrangements under this Importer Agreement, such Party will immediately inform the other Party of such proceedings.

6.	Prices and payment

6.1.	The Parties agree that all prices and compensations for Polestar Vehicles payable by Importer to Seller (“Transfer Price”) will be established on an arm’s length basis as outlined in Appendix A.

6.2.

The invoice for a Polestar Vehicle shall be issued by the Seller to the Importer when the Polestar Vehicle has been loaded onto the transport vessel at the port of departure, outside the Territory, at the named place referenced on the bill of lading. Invoices may be generated electronically.

6.3.	The payment terms below will apply unless separately agreed between Seller and Importer.

6.4.	Importer will pay Seller for the Polestar Vehicles within 60 days of the date of invoice unless otherwise agreed between the Parties.

6.5.

Payment made later than 15 days after the due date will automatically be subject to interest for late payments for each day it is not paid and the interest shall be based on the one-month applicable interbank rate, depending on invoice and currency, with an addition of two per cent (2.0%) per annum.

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6.6.

If Importer is in default in making any payment, Seller may postpone, subject to two weeks prior written notice, its obligations under this Importer Agreement until payment is received. Any postponement or termination of Seller’s obligations under this Importer Agreement will have no effect on Seller’s obligations or commitments under any other agreement between the Parties.

6.7.

However, if Distributor on the other hand, is in default in making payment for purchases of Polestar Vehicles from Importer under the Sales & Purchase Agreement (agreement No. PS22-020), Importer will have the right to withhold payment of the corresponding amount to Seller until such debt has been cleared. For the avoidance of doubt, Seller will under such circumstances not have the right to claim default interest, as specified in Section 6.4 above or terminate this Importer Agreement in accordance with Section 18.3 below.

6.8.

Furthermore, if Distributor’s default described in Section 6.6 above is not resolved within 30 days, Importer will after prior written notice to Seller have the right to postpone its obligations under this Importer Agreement, including, but not limited to, purchasing of additional Polestar Vehicles.

7.	Information and documentation

7.1.

Seller and Importer will supply each other, upon request, with such information and documentation in their possession, as may reasonably be required to verify the financial data relevant to the execution of this Importer Agreement.

8.	Delivery terms

8.1.	Seller will supply Importer with Polestar Vehicles in accordance with the Transfer Prices specified in Section 6.

8.2.	The delivery terms below will apply unless separately agreed between Seller and Importer.

8.3.	The delivery terms are CIF, US port of entry, and Incoterms 2020 will be applicable in its entirety.

8.4.	The ownership, title, and risk of loss transfer of Polestar Vehicles are from Seller to Importer at the time of invoicing in accordance with Section 6.2.

8.5.

For the avoidance of doubt, Seller will indemnify and hold Importer harmless of any cost, e.g., but not limited to, legal fees, administration, insurance deductables, etc., that might arise in the event any damage to or loss of Polestar Vehicles occurs during the transportation.

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9.	Product liability and recalls

9.1.

Seller will indemnify and hold Importer harmless from any losses, damages, claims, allegations, actions, causes of action, suits, demands, liabilities, judgments, penalties, fees, fines, forfeitures, and expenses incurred in relation to any product liability or other claim by any Third Party arising out of a defect in manufacture, material, workmanship, or design of Polestar Vehicles. Damages include damage to property, death, or personal injury. Expenses include reasonable expenses incurred in defending the claim or in any related investigation or negotiation, court filing fees, court costs, arbitration fees, witness fees, attorney’s and legal fees and disbursements, costs of buybacks and trade assists. Importer will promptly notify Seller of any claims under this section. Importer or its representatives may defend any such claim at Seller’s costs and in collaboration with Seller. At either Party’s request, Seller and/or parties designated by Seller will participate, at Seller’s expense, in the defense of such claim. Any settlement between Importer and such Third Party requires a prior written approval by Seller.

9.2.

What is stated in Section 9.1 will apply also to a warranty claim, product recall, owner notification or other campaign or similar activities, whether conducted for regulatory or non-regulatory reasons, voluntary campaigns and for recalls that are required by any authority or governmental body i.e., regulatory campaigns.

10.	Insurance

10.1.	Without limiting any of the other obligations or liabilities of Seller under this Importer Agreement, Seller will continuously maintain the insurance outlined below covering Polestar Vehicles.

Insurance Coverage	Minimum Limit

Commercial General Liability	$[***] per claim

Product Liability Insurance	$[***] per claim and year.

Additional requirements for Seller’s insurance

•   Waive all rights of recovery under subrogation, set-off, or counterclaim against Importer

•   Insurers with a current Standard & Poor’s rating of at least A- and/or Moodys’ rating agency with a rating of at least A3.

•   Provide Certificate of Insurance to Importer when requested and notify Importer of any material changes affecting this agreement.

11.	Warranty

11.1.

Importer acknowledges that it purchases Polestar Vehicles pursuant to this Importer Agreement without Base Warranty, Extended Service Plan (ESP) and Goodwill (AWA) Warranty and will sell the Polestar Vehicles further on to Distributor under the same condition.

11.2.

Seller acknowledges that it needs to provide Distributor directly with Field Service Action Warranty (Quality campaigns) for the Polestar Vehicles and that any cost incurred by Importer will be compensated by Seller.

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12.	Changes and improvements

12.1.

Seller will have the right to make any changes in or improvements to Polestar Vehicles without incurring any liability or obligations whatsoever and without being required to make any corresponding changes in or improvements to Polestar Vehicles previously manufactured or sold. Such change or improvement will not result in any price increase for already ordered Polestar Vehicles. However, it is Seller’s responsibility that such changes or improvements are documented and approved by the appropriate authorities as may be required to ensure compliance with all applicable regulations for import into the Territory.

13.	Confidentiality

13.1.	The Parties will take any and all necessary measures to comply with the security and confidentiality procedures of the other Party.

13.2.

All Confidential Information will only be used for the purposes comprised by the fulfilment of this Importer Agreement. Each Party will keep in confidence any Confidential Information obtained in relation to this Importer Agreement and will not divulge the same to any Third Party, unless the exceptions specifically set forth below in this Section 13.2 below apply, in order to obtain patent protection or when approved by the other Party in writing, and with the exception of their own officers, employees, consultants or sub-contractors with a need to know as to enable such personnel to perform their duties hereunder. This provision will not apply to Confidential Information which the receiving Party can demonstrate:

(a)	was in the public domain other than by breach of this undertaking, or by another confidentiality undertaking;

(b)	was already in the possession of the receiving Party before its receipt from the disclosing Party;

(c)	is obtained from a Third Party who is free to divulge the same;

(d)	is required to be disclosed by mandatory law, court order, lawful government action or applicable stock exchange regulations;

(e)	is reasonably necessary for either Party to utilize its rights and use of its intellectual property rights; or

(f)	is developed or created by one Party independently of the other, without any part thereof having been developed or created with assistance or information received from the other Party.

13.3.

The receiving Party will protect the disclosed Confidential Information by using the same degree of care, but no less than a reasonable degree of care, as the receiving Parts uses to protect its own Confidential Information of similar nature, to prevent the dissemination to third parties or publication of the Confidential Information. Further, each Party will ensure that its employees and consultants are bound by a similar duty of confidentiality and that any subcontractors taking part in the fulfilment of that Party’s obligations hereunder, enters into a confidentiality undertaking containing in essence similar provisions as those set forth in this Section 13.

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13.4.

Any tangible materials that disclose or embody Confidential Information should be marked by the disclosing Party as “Confidential,” “Proprietary” or the substantial equivalent thereof. Confidential Information that is disclosed orally or visually will be identified by the disclosing Party as confidential at the time of disclosure, with subsequent confirmation in writing within 30 days after disclosure. However, the lack of marking or subsequent confirmation that the disclosed information will be regarded as “Confidential”, “Proprietary” or the substantial equivalent thereof does not disqualify the disclosed information from being classified as Confidential Information.

13.5.

If any Party violates any of its obligations described in this Section 13, the violating Party will, upon notification from the other Party, (i) immediately cease to proceed such harmful violation and take all actions needed to rectify said behavior and (ii) financially compensate for the harm suffered as determined by an federal or state court pursuant to Section 26.6 below. All legal remedies (compensatory but not punitive in nature) according to law will apply.

13.6.	This confidentiality provision will survive the expiration or termination of this Importer Agreement without limitation in time.

14.	Volvo brand name

14.1.

For the sake of clarity, it is especially noted that this Importer Agreement does not include any right to use the “Volvo” brand name, or Trademarks, or refer to “Volvo” in communications or official documents of whatever kind. The Parties acknowledge that the “Volvo” Trademarks as well as the “Volvo” name is owned by Volvo Trademark Holding AB and that the right to use the name and the “Volvo” Trademarks is subject to a service agreement, which stipulates that the name, Trademarks and all thereto related Intellectual Property can only be used by Volvo Car Corporation and its Affiliates in relation to Volvo products.

14.2.

This means that this Importer Agreement does not include any rights to directly or indirectly use the “Volvo” brand name or “Volvo” Trademarks, on or for any products or when marketing, promoting and/or selling such products, or in any other contacts with third parties, e.g. in presentations, business cards and correspondence.

15.	Polestar brand name.

15.1.

This Importer Agreement includes the right to use the Polestar brand name or Trademarks, or refer to Polestar for the limited purpose of what is needed to perform Importer’s obligations under this Importer Agreement. When using the Polestar Trademark or Polestar brand name Importer will comply with any instructions or guidelines provided by Seller. For the avoidance of doubt, Importer’s right to use the Polestar brand name or Trademarks when performing its obligations does not constitute a right to use the Polestar brand name or Trademarks for any other activities under this Importer Agreement.

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15.2.

For the avoidance of doubt, this Importer Agreement does not include any other rights to directly or indirectly use the Polestar brand name or Polestar Trademarks, on or for any products outside the scope of this Importer Agreement, or when marketing, promoting and/or selling such products, or in any other contacts with third parties, e.g. in presentations, business cards and correspondence, unless with the prior written consent of Seller.

16.	Infringement of intellectual property rights

16.1.	Importer will without undue delay inform Seller of any infringement or suspected infringement in the Territory of Seller’s intellectual property rights.

17.	Force majeure

17.1.

Neither Party will be responsible for delays, losses, or damages due to causes beyond the reasonable control of the Party, including but not limited to industrial disputes, riots, mobs, fires, floods, wars, embargo; shortages of labour, power, fuel, means of transportation, or common lack of other necessities, whether relating to the Parties or their subcontractors; government actions, changes in the law or regulations or orders issued by any government agency or otherwise.

18.	Term and termination

18.1.

Notwithstanding the date of signature, this Importer Agreement will be considered to have entered into effect on 21 June 2022 and thus ratifies the terms and conditions under which the parties have already accepted and acted upon from the said date. This Importer Agreement will continue until 31 December 2023.

18.2.	Either Party shall be entitled to terminate this Importer Agreement with immediate effect in the event:

(a)

the other Party commits a material breach of the terms of this Importer Agreement, which has not been remedied within 30 days from written notice from the other Party to remedy such breach (if capable of being remedied); or

(b)

if the other Party should become insolvent or enter into negotiations on composition with its creditors or a petition in bankruptcy should be filed by it or it should make an assignment for the benefit of its creditors.

18.3.

For avoidance of doubt, Importer not paying Seller for the Polestar Vehicles, without legitimate reasons for withholding payment, shall be considered in material breach for the purpose of this Importer Agreement.

18.4.

Seller or Importer may, by giving the other party at least a six (6) month prior written notice, terminate this Importer Agreement at the end of the calendar year following the end of such notice period.

18.5.	The party providing notice in accordance with Section 18.4 herein will not be required to provide reasons for its decision to terminate this Importer Agreement.

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18.6.

If notice has been given in accordance with Section 18.4 herein, this Importer Agreement will automatically expire at the end of the calendar year following the relevant period, without any possibility of tacit renewal or the need for a court intervention. The party providing notice pursuant to Section 18.4 hereof will not for that reason incur any liability including, without limitation, goodwill payments, indemnities for loss of profit or of clientele, or compensation for investments made.

18.7.

In addition, either Party will have the right to terminate this Importer Agreement upon 30 days’ written notice in the event of force majeure (as described in Section 17 above) which causes major disturbance, during more than 30 days, to the operative and/or financial conditions which this Importer Agreement is based on.

19.	Effect of termination

19.1.	Obligations concerning payments due and obligations expressly or by their nature intended to survive the termination of this Importer Agreement, will so survive.

19.2.	No compensation for goodwill or investments made by Importer can be claimed by reason of termination of this Importer Agreement.

19.3.	On termination of this Importer Agreement, Seller may repurchase at the price set between Importer and Distributor any Polestar Vehicles owned by Importer.

19.4.

Termination of this Importer Agreement will relieve the Parties of any other obligations or commitments it may have to the other Party in any other agreement or understanding between the parties that is depending on the fulfillment of either Party’s obligations under this Importer Agreement.

19.5.

Notwithstanding what is stated above in this Section 19, if this Importer Agreement is terminated or expires pursuant to Section 18 above, Section 9 (Product liability and recalls), Section 13 (Confidentiality), Section 16 (Infringement of intellectual property rights), Section 25 (Governing law), Section 26 (Dispute Resolution) as well as this Section 19, shall survive any termination or expiration and remain in force as between the Parties after such termination or expiration.

20.	Amendments, Waiver, Severability

20.1.

No amendment, supplement, or variation of this Importer Agreement will be binding unless agreed upon by the Parties in writing. A waiver of any default is not a waiver of any later default and will not affect the validity of this Importer Agreement. Unenforceable terms of this Importer Agreement will be modified to reflect the Parties’ intention and only to the extent necessary to make them enforceable. The other terms will remain in effect without change.

21.	Entire agreement and conflicts

21.1.

This Importer Agreement supersedes all previous representations, understandings or agreements, oral or written, between the parties with respect to the subject matter hereof, and together with the agreements and documents contemplated hereby contains the entire understanding for the Parties as to the terms and conditions of their relationship.

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22.	Assignment

22.1.	Neither Party may assign any of its rights or obligations under this Importer Agreement without the prior written consent of the other Party.

23.	Notices

23.1.

Any formal notices under this Importer Agreement, including without limitation, notices of breach or termination, required or otherwise given under this Importer Agreement will be given in writing. The notices must, as the case requires, be addressed to the party to be notified at the following addresses and/or appropriate email addresses:

To Seller:

Polestar Performance AB

Attention: Legal Department

Assar Gabrielssons Väg 9

405 31 Gothenburg

Sweden

E-mail address: legal@polestar.com

To Importer:

Volvo Car USA LLC

Attention: [***]

1800 Volvo Place

Mahwah, NJ 07430

Email: [***];

With a copy not constituting notice to:

Volvo Car USA LLC

Attention: [***]

Email: [***]; and

Volvo Car USA LLC

Attention: [***]

Email: [***]

24.	Governance and governance forums

24.1.

The Parties will act in good faith in all matters and will at all times co-operate in respect of changes to this Importer Agreement as well as issues and/or disputes arising under this Importer Agreement.

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24.2.

The governance and co-operation between the Parties in respect of this Importer Agreement will primarily be administered on an operational level. In the event the Parties on an operational level cannot agree upon inter alia the prioritization of activities or other aspects relating to the co-operation between the Parties, each Party will be entitled to escalate such issue to the Steering Committee (as defined below in this Section 24).

24.3.	If the Steering Committee fails to agree upon a solution of the disagreement the relevant issue should be escalated to the Strategic Board (as defined below in this Section 24) for decision.

24.4.

Above the operational level, the next level of governance forum for handling the co-operation between the Parties in various matters, handling management, prioritization of activities etc. under the Importer Agreement will be the “Steering Committee”, which regarding cooperation between Seller and Importer is the so-called Volvo Polestar Business Steering Committee. The Steering Committee will be the first level of governance forum established by the Parties to which an issue will be escalated if the Parties fail to agree upon a solution on the operational level.

24.5.

The higher level of governance forum, to which an issue will be escalated if the Steering Committee fails to agree upon a solution will be the “Strategic Board”, which regarding cooperation between Seller and Importer is the so-called Volvo Polestar Executive Alignment Meeting. The Strategic Board will be the highest level of governance forum established by the Parties for handling the cooperation between them in respect of various matters.

25.	Governing law

25.1.

This Importer Agreement and all non-contractual obligations in connection with this Importer Agreement will be governed by the substantive laws of the United States of America, to the extent that national law controls, and the State of New Jersey to the extent that local law controls, without giving regard to its conflict of laws principles.

26.	Dispute resolution

26.1.

In case the Parties cannot agree on a joint solution for handling disagreements or disputes, a deadlock situation will be deemed to have occurred and each Party will notify the other Party hereof by the means of a deadlock notice and simultaneously send a copy of the notice to the Steering Committee. Upon the receipt of such a deadlock notice, the receiving Party will within ten days of receipt, prepare and circulate to the other Party a statement setting out its position on the matter in dispute and reasons for adopting such position, and simultaneously send a copy of its statement to the Steering Committee. Each such statement will be considered by the next regular meeting held by the Steering Committee or in a forum meeting specifically called upon by either Party for the settlement of the issue.

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26.2.

The members of the Steering Committee will use reasonable endeavors to resolve a deadlock situation in good faith. As part thereof, the Steering Committee may request the Parties to in good faith develop and agree on a plan to resolve or address the breach, to be presented for the Steering Committee without undue delay. If the Steering Committee agrees upon a resolution or disposition of the matter, the Parties will agree in writing on terms of such resolution or disposition and the Parties will procure that such resolution or disposition is fully and promptly carried into effect.

26.3.

If the Steering Committee cannot settle the deadlock within 30 days from the deadlock notice pursuant to the section above, despite using reasonable endeavors to do so, such deadlock will be referred to the Strategic Board for decision. If no Steering Committee has been established between the Parties, the relevant issue will be referred to the Strategic Board. Should the matter not have been resolved by the Strategic Board within 30 days counting from when the matter was referred to them, despite using reasonable endeavors to do so, the matter will be resolved in accordance with Section 26.6 below.

26.4.	All notices and communications exchanged in the course of a deadlock resolution proceeding will be considered Confidential Information of each Party and be subject to confidentiality undertaking.

26.5.

Notwithstanding the above, the Parties agree that either Party may disregard the time frames set forth in this Section 26 and apply shorter time frames and/or escalate an issue directly to the Strategic Board in the event the escalated issue is of an urgent character and where the applicable time frames set out above are not appropriate.

26.6.

Any unresolved dispute, controversy or claim arising out of or in connection with this Importer Agreement, or the breach, termination or invalidity thereof, will be brought in the federal or state court of jurisdiction in New Jersey.

27.	Invalidity

27.1.

In the event that any section or provision of this Importer Agreement should, under any applicable legislation or trade practice, be held to be illegal, null or void, such clause or provision will not affect the validity of the remaining sections of this Importer Agreement. In such cases, the parties will negotiate in order, if possible, to agree upon wording which achieves the purpose sought to be achieved by the invalid section or provision and which complies with the legislation or trade practice concerned.

[SIGNATURE PAGE FOLLOWS]

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This Importer Agreement has been signed electronically by both Parties.

POLESTAR PERFORMANCE AB

/s/ Anna Rudensjö	/s/ Dennis Nobelius
Name: Anna Rudensjö	Name: Dennis Nobelius
Title: General Counsel	Title: COO

VOLVO CAR USA LLC

/s/ Oscar Bertilsson Olsborg	/s/ Anders Gustafsson
Name: Oscar Bertilsson Olsborg	Name: Anders Gustafsson
Title: CFO	Title: MD

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Appendix A

The Parties have agreed that all prices for Polestar Vehicles payable by Importer to Seller will be established on an arm’s length basis and should be set in order for Importer to earn a full and complete compensation (the “Importer Profit”) consisting of (i) a compensation for the importation services provided by Importer (“Berry-Ratio Compensation”) , (ii) a compensation for Carrying Cost (“Carrying Cost Compensation”), as well as (iii) an amount corresponding to USD [***] (“Fixed Fee Compensation”) multiplied by the number of Polestar Vehicles imported during the time period.

The Berry-Ratio Compensation should be established according to what is set forth below:

The Parties have agreed that the Barry-ratio Compensation should be established by applying the Transactional Net Margin Method (TNMM) and applying the Berry Ratio achieved by comparable uncontrolled importer companies performing substantially the same functions and assuming substantially the same risks as are performed and assumed by Importer.

The Berry Ratio Compensation shall, for the purpose of calculating the prices of Polestar Vehicles be computed as a mark-up on the Value Adding Operating Expenses incurred by Importer.

For purposes of applying the TNMM, the arm’s length Berry Ratio mark-up should be reviewed and agreed between the Parties on a yearly basis. The arm’s length Berry Ratio mark-up applied should be in line with the latest Comparable Study/Benchmarks.

For this purpose, the term “Value-Adding Operating Expenses” shall include only those operating expenses incurred by Importer for value-adding functions performed by Importer and shall not include expenses for cost of goods sold, advertising, sales incentives, promotion, product warranty, or product liability. Expenses that Importer incurs in implementing or administering these programs, however, are included in Value-Adding Operating Expenses.

The Carrying Cost Compensation should be established according to what is set forth below:

The Carrying Cost Compensation shall be calculated as the product of (i) the arm’s length interest rate and (ii) the average annual value of Importer’s trade accounts receivable plus inventory minus trade accounts payable.

For the purpose of calculating the Carrying Cost Compensation the arm´s length interest rate should be reviewed and agreed between the Parties on a yearly basis. The arm’s length Interest rate applied should be in line with the latest Comparable Study/Benchmarks.

Initial transfer prices

The initial transfer prices shall be mutually agreed on and based upon:

•	Target unit sales volumes and expected resale prices for Polestar Vehicles to be made and received by Importer during a calendar year, with respect to sales to the Distributor

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•	Budgeted expenses or refunds to be incurred by Importer for any activity, action or event related to the import, purchase and resale of the Polestar Vehicles during the calendar year,

•	Budgeted Value-Adding Operating Expenses to be incurred by Importer for the purpose of import of Polestar Vehicles and sales to the Distributor,

•	A Comparable Berry-Ratio mark-up, as determined as set forth above, on budgeted Value-Adding Operating Expenses, and

•	A return on Importer’s average level of Net Operating Assets (“Carrying Costs Compensation”).

•	A fixed fee compensation [***] USD multiplied by the number of Polestar Vehicles forecasted to be imported the calendar year.

When setting the initial Transfer Price the custom (legal) requirements should be considered. For the purpose of assessing of the initial transfer price is in fulfillment of the custom (legal) requirements Seller and Importer shall apply the same method being used for Importer’s import of other vehicles.

Evaluating and adjusting transfer prices

On a monthly basis, the full and total compensation (importation compensation plus Carrying Cost Compensation) incurred by Importer with respect to its importation of Polestar Vehicles from Seller and Seller’s Affiliates during the calendar year shall be determined.

If the aggregated actual Importer Profit is greater than the sum of the Berry-Ratio Compensation, the Carrying Cost Compensation and the Fixed Fee Compensation calculated according to what is set forth above, there shall be deemed to exist an excess in the amount of Importer’s operating profit (hereinafter an “Excess”).

If the aggregated actual Importer Profit is less than the sum of the Berry-Ratio Compensation, the Carrying-Cost compensation and the Fixed Fee Compensation calculated according to what is set forth above, there shall be deemed to exist a shortfall in the amount of Importer’s operating profit (hereinafter a “Shortfall”).

In the event of any Excess, there shall be a possibility to pay such Excess to Seller as an additional purchase price for the Polestar Vehicles purchased from Seller or Seller’s Affiliates during the calendar year to which the Excess relates. In the event of any Shortfall, Seller shall have the possibility to pay such Shortfall to Importer as a rebate of the transfer prices paid for the Polestar Vehicles purchased from Seller or Seller’s Affiliates during the calendar year to which the Shortfall relates.

Any adjustments resulting from the preceding paragraph shall be settled by way of credit or debit notes issued by Seller within 30 days of the determination of the amounts thereof. Any sums due are payable on standard intercompany terms, less payments, if any, on account of additional purchase price adjustments made or received during the year.

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